July 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-1
Submitted June 30, 2017
File No.: 333-219122

Ladies and Gentlemen:

On behalf of Medical Transcription Billing, Corp., a Delaware corporation (the “Company”), we respectfully submit the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission by telephone on July 6, 2017 with respect to the above referenced registration statement (the “Registration Statement”). We have filed through EDGAR Amendment No. 1 to the Registration Statement. For the Staff’s reference, we have also forwarded copies of Amendment No. 1 marked to show changes from the initial filing of the Registration Statement. A copy of this letter has been furnished on EDGAR as correspondence.

In this letter, we have summarized in bold face type the comments you conveyed to us. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to the filing.

MTBC/Form S-1 (No. 333-219122)	Page 2 of 2
July 7, 2017

Staff Comments and Company Responses:

1.	Amend the Registration Statement to reference the Company's concurrent offering under its Registration Statement on Form S-3.

Response: The Company's concurrent offering is now referenced on the cover page of the prospectus contained in Amendment No. 1 to the Registration Statement.

2.	Amend the Registration Statement to include a description of the warrants for which the offered shares are exercisable.

Response: The Company has included a description of the subject warrants in the “Description of our Capital Stock” section of Amendment No.1 to the Registration Statement.

Thank you in advance for your review. Please contact me with any questions or comments you may have at (212) 599-3077.

Very truly yours,

MAZZEO SONG P.C.

/s/ David S. Song
David S. Song
Partner

cc:	Mr. Mahmud Haq, Medical Transcription Billing, Corp.
Mr. Stephen Snyder, Medical Transcription Billing, Corp.
Mr. Bill Korn, Medical Transcription Billing, Corp.
Ms. Shruti Patel, Medical Transcription Billing, Corp.